Exhibit 99.1

ZIM Reports Financial Results for the Third Quarter of 2025

Reported Revenues of $1.78 Billion, Net Income of $123 Million, Adjusted EBITDA1
of $593 Million and Adjusted EBIT1 of $260 Million2

Updated Full Year 2025 Guidance to Adjusted EBITDA of $2.0 Billion
to $2.2 Billion and Adjusted EBIT of $700 Million to $900 Million3

Declared Dividend of $37 million, or $0.31 per Share; Since its IPO About Five Years
Ago, the Company Distributed a Total of Approximately $5.7 Billion in Dividends—
More Than 25 Times the Amount Raised in the IPO in January 2021

Haifa, Israel, November 20, 2025 – ZIM Integrated Shipping Services Ltd. (NYSE: ZIM) (“ZIM” or the “Company”) announced today its consolidated results for the three and nine months ended September 30, 2025.

Third Quarter 2025 Highlights
•	Net income for the third quarter was $123 million (compared to $1,126 million in the third quarter of 2024), or diluted earnings per share of $1.02[4] (compared to $9.34 in the third quarter of 2024).
•	Operating income (EBIT) for the third quarter was $259 million, compared to $1,235 million in the third quarter of 2024.
•	Adjusted EBITDA for the third quarter was $593 million, a year-over-year decrease of 61%.
•	Adjusted EBIT for the third quarter was $260 million, compared to $1,236 million in the third quarter of 2024.

1 See disclosure regarding “Use of Non-IFRS Financial Measures.”
2 Operating income (EBIT) for Q3 2025 was $259 million. A reconciliation to Adjusted EBIT is provided in the tables below.
3 The Company does not provide IFRS guidance because it cannot be determined without unreasonable effort. See disclosure regarding “Use of Non-IFRS Measures in the Company’s 2025 Guidance.”
4 The number of shares used to calculate the diluted earnings per share is 120,509,223. The number of outstanding shares as of September 30, 2025 was 120,457,510.

•	Revenues for the third quarter were $1.78 billion, a year-over-year decrease of 36%.
•	Carried volume in the third quarter was 926 thousand TEUs, a year-over-year decrease of 5%.
•	Average freight rate per TEU in the third quarter was $1,602, a year-over-year decrease of 35%.
•
Net leverage ratio[1] of 0.9x as of September 30, 2025, compared to a net leverage ratio of 0.8x as of December 31, 2024; net debt[1] of $2.64 billion as of September 30, 2025, compared to net debt of $2.88 billion as of December 31, 2024.

Eli Glickman, ZIM President & CEO, stated, “Our business resilience was evident in the third quarter, during which we delivered solid earnings while navigating a volatile rate environment, influenced by a complex geopolitical landscape, frequent changes in tariff policies and an ongoing global trade war. With larger, more modern, cost-effective capacity, we continued to capitalize on our agile fleet deployment strategy, which enables ZIM to respond quickly to developments in market conditions, now facing downward pricing pressure. In addition to adapting our Transpacific network based on prevailing demand trends, we have diversified our geographic footprint to capture new growth opportunities. Consistent with our commitment to sharing our success with our investors, the company has declared a quarterly dividend of $0.31 per share, or a total of $37 million, distributing 30% of quarterly net income in accordance with our dividend policy. I am proud to lead a company that, since its IPO about five years ago, has distributed approximately $5.7 billion to its shareholders—more than 25 times what the company raised in its IPO in January 2021.”

Mr. Glickman added, “The current market environment has been marked by disruptions and fluctuations more frequent and acute than in the past. Amidst such uncertainty, our focus remains on controlling what we can and taking proactive steps to drive sustainable and profitable growth over the long term. We intend to build on our progress to date through continued diligent execution—further strengthening ZIM’s business resilience, both commercially and operationally, and advancing our competitive position in the industry.”

Mr. Glickman concluded, “Looking ahead, while fourth quarter market conditions have weakened, we are increasing the midpoints of our 2025 guidance ranges based on our strong performance to date. Overall, we believe our differentiated commercial strategy, enhanced fleet profile, and improved cost structure position ZIM to weather near-term volatility and deliver long-term value for shareholders.”

Summary of Key Financial and Operational Results
	Q3-25	Q3-24	9M-25	9M-24
Carried volume (K-TEUs)	926	970	2,765	2,768
Average freight rate ($/TEU)	1,602	2,480	1,622	1,889
Total Revenues ($ in millions)	1,777	2,765	5,419	6,260
Operating income (EBIT) ($ in millions)	259	1,235	873	1,870
Profit before income tax ($ in millions)	172	1,133	602	1,604
Net income ($ in millions)	123	1,126	443	1,591
Adjusted EBITDA ($ in millions)	593	1,531	1,844	2,725
Adjusted EBIT ($ in millions)	260	1,236	872	1,891
Net income margin (%)	7	41	8	25
Adjusted EBITDA margin (%)	33	55	34	44
Adjusted EBIT margin (%)	15	45	16	30
Diluted earnings per share ($)	1.02	9.34	3.66	13.17
Net cash generated from operating activities ($ in millions)	628	1,498	1,924	2,600
Free cash flow[1] ($ in millions)	574	1,454	1,787	2,470

	SEP-30-25	DEC-31-24
Net debt ($ in millions)	2,642	2,876

Financial and Operating Results for the Third Quarter Ended September 30, 2025
Total revenues were $1.78 billion for the third quarter of 2025, compared to $2.77 billion for the third quarter of 2024, mainly driven by the decrease in freight rates as well as a smaller decline in carried volume.

ZIM carried 926 thousand TEUs in the third quarter of 2025, compared to 970 thousand TEUs in the third quarter of 2024. The average freight rate per TEU was $1,602 for the third quarter of 2025, compared to $2,480 for the third quarter of 2024.

Operating income (EBIT) for the first nine months of 2025 was $873 million, compared to $1,870 million for the first nine months of 2024. The decrease was primarily driven by the above-mentioned decrease in revenues as well as the increase in depreciation.

Net income for the third quarter of 2025 was $123 million, compared to $1,126 million for the third quarter of 2024, also mainly driven by the above-mentioned decrease in revenues.

Adjusted EBITDA for the third quarter of 2025 was $593 million, compared to $1,531 million for the third quarter of 2024. Adjusted EBIT was $260 million for the third quarter of 2025, compared to $1,236 million for the third quarter of 2024. Adjusted EBITDA and Adjusted EBIT margins for the third quarter of 2025 were 33% and 15%, respectively. This compares to 55% and 45% for the third quarter of 2024, respectively.

Net cash generated from operating activities was $628 million for the third quarter of 2025, compared to $1,498 million for the third quarter of 2024.

Financial and Operating Results for the Nine Months Ended September 30, 2025
Total revenues were $5.42 billion for the first nine months of 2025, compared to $6.26 billion for the first nine months of 2024, primarily driven by the decrease in freight rates.

ZIM carried 2,765 thousand TEUs in the first nine months of 2025, compared to 2,768 thousand TEUs in the first nine months of 2024. The average freight rate per TEU was $1,622 for the first nine months of 2025, compared to $1,889 for the first nine months of 2024.

Operating income (EBIT) for the first nine months of 2025 was $873 million, compared to $1,870 million for the first nine months of 2024. The decrease in operating income was primarily driven by the above-mentioned decrease in revenues as well as the increase in depreciation.

Net income for the first nine months of 2025 was $443 million, compared to $1,591 million for the first nine months of 2024, mainly driven by the above-mentioned factors driving the change in EBIT, as well as the accounting of income taxes.

Adjusted EBITDA was $1.84 billion for the first nine months of 2025, compared to $2.72 billion for the first nine months of 2024. Adjusted EBIT was $872 million for the first nine months of 2025, compared to $1,891 million for the first nine months of 2024. Adjusted EBITDA and Adjusted EBIT margins for the first nine months of 2025 were 34% and 16%, respectively. This compares to 44% and 30% for the first nine months of 2024.

Net cash generated from operating activities was $1.92 billion for the first nine months of 2025, compared to $2.60 billion for the first nine months of 2024.

Liquidity, Cash Flows and Capital Allocation
ZIM's total cash position (which includes cash and cash equivalents and investments in bank deposits and other investment instruments) decreased by $135 million from $3.14 billion as of December 31, 2024 to $3.01 billion as of September 30, 2025. Capital expenditures totaled $67 million for the third quarter of 2025, compared to $50 million for the third quarter of 2024. Net debt position as of September 30, 2025, was $2.64 billion compared to $2.88 billion as of December 31, 2024, a decrease of $234 million. ZIM's net leverage ratio as of September 30, 2025, was 0.9x, compared to a net leverage ratio of 0.8x as of December 31, 2024.

Third Quarter 2025 Dividend
In accordance with the Company's dividend policy, the Company's Board of Directors declared a regular cash dividend of approximately $37 million, or $0.31 per ordinary share, reflecting approximately 30% of third quarter 2025 net income. The dividend will be paid on December 8, 2025, to holders of record of ZIM ordinary shares as of December 1, 2025.

All future dividends are subject to the discretion of Company's Board of Directors and to the restrictions provided by Israeli law.

Use of Non-IFRS Measures in the Company's 2025 Guidance
A reconciliation of the Company's non-IFRS financial measures included in its full-year 2025 guidance to corresponding IFRS measures is not available on a forward-looking basis. In particular, the Company has not reconciled Adjusted EBITDA and Adjusted EBIT because the various reconciling items between such non-IFRS financial measures and the corresponding IFRS measures cannot be determined without unreasonable effort due to the uncertainty regarding, and the potential variability of, the future costs and expenses for which the Company adjusts, the effect of which may be significant, and all of which are difficult to predict and are subject to frequent change.

Updated Full-Year 2025 Guidance
The Company has updated its full year 2025 guidance and now expects to generate Adjusted EBITDA between $2.0 billion and $2.2 billion and Adjusted EBIT between $700 million and $900 million. Previously, the Company expected to generate Adjusted EBITDA between $1.8 billion and $2.2 billion and Adjusted EBIT between $550 million and $950 million.

Conference Call Details
Management will host a conference call and webcast (along with a slide presentation) to review the results and provide a corporate update today at 8:00 AM ET. The call (and slide presentation) will be available via live webcast through ZIM's website, located at the following link. Following the conclusion of the call, a replay of the conference call will be available on the Company's website.

About ZIM
Founded in Israel in 1945, ZIM (NYSE: ZIM) is a leading global container liner shipping company with established operations in more than 90 countries serving approximately 33,000 customers in over 300 ports worldwide. ZIM leverages digital strategies and a commitment to ESG values to provide customers innovative seaborne transportation and logistics services and exceptional customer experience. ZIM's differentiated global-niche strategy, based on agile fleet management and deployment, covers major trade routes with a focus on select markets where the company holds competitive advantages. Additional information about ZIM is available at www.ZIM.com.

Forward-Looking Statements
The following information contains, or may be deemed to contain forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995). In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about the Company, may include projections of the Company’s future financial results, its anticipated growth strategies and anticipated trends in its business. These statements are only predictions based on the Company’s current expectations and projections about future events or results. There are important factors that could cause the Company’s actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause such differences include, but are not limited to: our expectations regarding general market conditions as a result of the current geopolitical instability, developments and further escalation of events, including, but not limited to, the political and military instability in the Middle East and the war between Russia and Ukraine; our expectations regarding general market conditions as a result of global economic trends, including potential rising inflation and interest rates, imposition and/or increase or decrease in tariffs or other charges imposed on import, export or trade as a result of geopolitical and other events; our expectations regarding trends related to the global container shipping industry, including with respect to fluctuations in vessel and container supply, industry consolidation, demand for containerized shipping services, bunker and alternative fuel prices and supply, charter and freights rates, container values and other factors affecting supply and demand; our plans regarding our business strategy, areas of possible expansion and expected capital spending or operating expenses; our ability to adequately respond to political, economic and military instability in Israel, the Middle East and elsewhere (particularly as a result of the Israel-Hamas war and the Israel-Hezbollah and Israel-Iran armed conflicts), and our ability to maintain business continuity as an Israeli-incorporated company in times of emergency; our ability to effectively handle cyber-security threats and recover from cyber-security incidents, including in connection with the war between Israel and Iran and Iranian-backed proxies; our anticipated ability to obtain additional financing in the future to fund expenditures; our expectation of modifications with respect to our and other shipping companies’ operating fleet and lines, including the utilization of larger vessels within certain trade zones and modifications made in light of environmental regulations; the expected benefits of our cooperation agreements and strategic partnerships; formation of new alliances among global carriers, changes in and disintegration of existing alliances and collaborations, including alliances and collaborations to which we are not a party to; our anticipated insurance costs; our expectations regarding the availability of crew; our expectations regarding our environmental and regulatory conditions, including extreme weather events, changes in laws and regulations or actions taken by regulatory authorities, and the expected effect of such regulations; our expectations regarding potential liability from current or future litigation; our plans regarding hedging activities; our ability to pay dividends in accordance with our dividend policy; our expectations regarding our competition and ability to compete effectively; and other risks and uncertainties detailed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission (SEC), including under the caption “Risk Factors” in its 2024 Annual Report filed with the SEC on March 12, 2025.

Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company assumes no duty to update any of these forward-looking statements after the date hereof to conform its prior statements to actual results or revised expectations, except as otherwise required by law.

The Company prepares its financial statements in accordance with IFRS Accounting Standards (IFRSs), as issued by the International Accounting Standards Board (IASB).

Use of Non-IFRS Financial Measures
The Company presents non-IFRS measures as additional performance measures as the Company believes that it enables the comparison of operating performance between periods on a consistent basis. These measures should not be considered in isolation, or as a substitute for operating income, any other performance measures, or cash flow data, which were prepared in accordance with IFRS as measures of profitability or liquidity. Please note that Adjusted EBITDA does not take into account debt service requirements or other commitments, including capital expenditures, and therefore, does not necessarily indicate the amounts that may be available for the Company's use. In addition, the non-IFRS financial measures presented by the Company may not be comparable to similarly titled measures reported by other companies due to differences in the way these measures are calculated.

Adjusted EBITDA is a non-IFRS financial measure which we define as net income (loss) adjusted to exclude financial expenses (income), net, income taxes, depreciation and amortization in order to reach EBITDA, and further adjusted, as applicable, to exclude impairment of assets, non-cash charter hire expenses, capital gains (losses) beyond the ordinary course of business and expenses related to legal contingencies.

Adjusted EBIT is a non-IFRS financial measure which we define as net income (loss) adjusted to exclude financial expenses (income), net and income taxes, in order to reach our results from operating activities, or EBIT, and further adjusted, as applicable, to exclude impairment of assets, non-cash charter hire expenses, capital gains (losses) beyond the ordinary course of business and expenses related to legal contingencies.

Free cash flow is a non-IFRS financial measure which we define as net cash generated from operating activities minus capital expenditures, net.

Net debt is a non-IFRS financial measure which we define as face value of short- and long-term debt, minus cash and cash equivalents, bank deposits and other investment instruments.  We refer to this measure as net cash when cash and cash equivalents, bank deposits and other investment instruments exceed the face value of short- and long-term debt.

Net leverage ratio is a non-IFRS financial measure which we define as net debt (see above) divided by Adjusted EBITDA for the last twelve-month period. When our net debt is less than zero, we report the net leverage ratio as zero.

See the reconciliation of net income to Adjusted EBIT and Adjusted EBITDA and net cash generated from operating activities to free cash flow in the tables provided below.

Investor Relations:
Elana Holzman
ZIM Integrated Shipping Services Ltd.
+972-4-865-2300
holzman.elana@zim.com

Leon Berman
The IGB Group
212-477-8438
lberman@igbir.com

Media:
Avner Shats
ZIM Integrated Shipping Services Ltd.
+972-4-865-2520
media@zim.com

CONSOLIDATED BALANCE SHEET (Unaudited) (U.S. dollars in millions)
	September 30		December 31
	2025	2024	2024

Assets
Vessels	5,606.4	5,301.9	5,733.0
Containers and handling equipment	1,082.6	988.7	1,013.3
Other tangible assets	113.7	91.1	97.7
Intangible assets	108.6	107.6	109.8
Investments in associates	30.4	26.0	25.4
Other investments	1,097.8	844.6	1,080.9
Other receivables	44.8	69.9	61.0
Deferred tax assets	7.9	2.5	7.5
Total non-current assets	8,092.2	7,432.3	8,128.6

Inventories	182.0	208.4	212.2
Trade and other receivables	650.1	1,062.5	933.6
Other investments	651.1	766.6	800.4
Cash and cash equivalents	1,299.0	1,548.7	1,314.7
Total current assets	2,782.2	3,586.2	3,260.9
Total assets	10,874.4	11,018.5	11,389.5

Equity
Share capital and reserves	2,048.8	2,041.1	2,032.7
Retained earnings	1,966.7	1,884.8	2,004.2
Equity attributable to owners of the Company	4,015.5	3,925.9	4,036.9
Non-controlling interests	4.7	4.8	5.8
Total equity	4,020.2	3,930.7	4,042.7

Liabilities
Lease liabilities	4,434.9	4,284.7	4,600.6
Loans and other liabilities	49.9	67.4	59.9
Employee benefits	62.2	43.4	47.5
Deferred tax liabilities	174.0	5.2	27.6
Total non-current liabilities	4,721.0	4,400.7	4,735.6

Trade and other payables	609.6	668.3	736.2
Provisions	108.8	93.0	96.6
Contract liabilities	239.2	433.8	408.9
Lease liabilities	1,130.2	1,433.6	1,321.7
Loans and other liabilities	45.4	58.4	47.8
Total current liabilities	2,133.2	2,687.1	2,611.2
Total liabilities	6,854.2	7,087.8	7,346.8
Total equity and liabilities	10,874.4	11,018.5	11,389.5

CONSOLIDATED INCOME STATEMENTS (Unaudited) (U.S. dollars in millions, except per share data)
	Nine Months ended September 30		Three Months ended September 30		Year ended December 31
	2025	2024	2025	2024	2024

Income from voyages and related services	5,419.5	6,259.8	1,777.2	2,765.2	8,427.4
Cost of voyages and related services:
Operating expenses and cost of services	(3,374.0)	(3,381.9)	(1,113.4)	(1,167.8)	(4,513.2)
Depreciation	(953.2)	(824.9)	(325.5)	(292.1)	(1,130.2)
Gross profit	1,092.3	2,053.0	338.3	1,305.3	2,784.0

Other operating income	37.7	32.9	9.9	7.3	46.6
Other operating expenses	(0.2)	(1.7)	-	(1.1)	(0.8)
General and administrative expenses	(247.9)	(209.7)	(84.7)	(75.9)	(296.1)
Share of loss of associates	(9.0)	(4.8)	(4.1)	(0.8)	(6.4)

Results from operating activities	872.9	1,869.7	259.4	1,234.8	2,527.3

Finance income	104.0	81.0	34.3	19.8	149.2
Finance expenses	(374.8)	(346.5)	(121.4)	(121.6)	(471.5)

Net finance expenses	(270.8)	(265.5)	(87.1)	(101.8)	(322.3)

Profit before income taxes	602.1	1,604.2	172.3	1,133.0	2,205.0

Income taxes	(158.9)	(13.1)	(48.9)	(6.8)	(51.2)

Profit for the period	443.2	1,591.1	123.4	1,126.2	2,153.8

Attributable to:
Owners of the Company	441.1	1,586.2	123.0	1,124.6	2,147.7
Non-controlling interests	2.1	4.9	0.4	1.6	6.1
Profit for the period	443.2	1,591.1	123.4	1,126.2	2,153.8

Earnings per share (US$)
Basic earnings per 1 ordinary share	3.66	13.18	1.02	9.34	17.84
Diluted earnings per 1 ordinary share	3.66	13.17	1.02	9.34	17.82

Weighted average number of shares for earnings per share calculation:
Basic	120,451,503	120,340,513	120,457,512	120,372,813	120,357,315
Diluted	120,511,885	120,463,258	120,509,223	120,475,290	120,492,425

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited) (U.S. dollars in millions)
	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2025	2024	2025	2024	2024

Cash flows from operating activities
Profit for the period	443.2	1,591.1	123.4	1,126.2	2,153.8

Adjustments for:
Depreciation and amortization	971.8	833.6	332.8	295.0	1,142.5
Net finance expenses	270.8	265.5	87.1	101.8	342.4
Share of profit and change in fair value of investees	4.1	4.8	4.0	0.8	6.4
Capital gain, net	(32.5)	(31.7)	(9.9)	(6.2)	(43.9)
Income taxes	158.9	13.1	48.9	6.8	51.2
Other non-cash items	1.9	11.9	(0.2)	8.9	10.9
	1,818.2	2,688.3	586.1	1,533.3	3,663.3

Change in inventories	30.2	(29.1)	17.3	(20.7)	(32.9)
Change in trade and other receivables	284.2	(481.3)	144.5	(34.3)	(352.9)
Change in trade and other payables including contract liabilities	(311.7)	326.8	(157.4)	(5.0)	357.8
Change in provisions and employee benefits	25.3	31.9	13.9	4.6	35.4
	28.0	(151.7)	18.3	(55.4)	7.4

Dividends received from associates	1.0	2.4		1.2	3.1
Interest received	91.9	64.6	30.0	24.8	97.3
Income taxes paid	(14.7)	(3.2)	(6.0)	(6.4)	(18.4)

Net cash generated from operating activities	1,924.4	2,600.4	628.4	1,497.5	3,752.7

Cash flows from investing activities

Proceeds from sale of tangible assets, intangible assets, and interest in investees	32.6	10.5	13.6	7.3	18.7
Acquisition and capitalized expenditures of tangible assets, intangible assets and interest in investees	(169.7)	(141.1)	(67.3)	(50.3)	(214.1)
Disposal (acquisition) of investment instruments, net	103.6	240.8	65.9	(74.3)	85.8
Loans granted to investees	(6.2)	(5.2)	(2.3)	(2.4)	(6.1)
Change in other receivables	23.4	23.3	8.1	7.9	31.6
Change in other investments (mainly deposits), net	57.3	(34.4)	(76.5)	(34.4)	(139.1)
Net cash generated from (used in) investing activities	41.0	93.9	(58.5)	(146.2)	(223.2)

Cash flows from financing activities
Repayment of lease liabilities and borrowings	(1,142.4)	(1,591.2)	(332.4)	(474.2)	(2,082.6)
Change in short term loans		10.3		10.3
Dividend paid to non-controlling interests	(3.8)	(4.2)		(0.5)	(4.0)
Dividend paid to owners of the Company	(478.2)	(139.6)	(7.2)	(111.9)	(579.2)
Interest paid	(359.7)	(342.2)	(118.1)	(120.6)	(465.6)
Net cash used in financing activities	(1,984.1)	(2,066.9)	(457.7)	(696.9)	(3,131.4)

Net change in cash and cash equivalents	(18.7)	627.4	112.2	654.4	398.1
Cash and cash equivalents at beginning of the period	1,314.7	921.5	1,187.1	889.8	921.5
Effect of exchange rate fluctuation on cash held	3.0	(0.2)	(0.3)	4.5	(4.9)
Cash and cash equivalents at the end of the period	1,299.0	1,548.7	1,299.0	1,548.7	1,314.7

RECONCILIATION OF NET INCOME TO ADJUSTED EBIT* (U.S. dollars in millions)
	Nine months ended September 30		Three months ended September 30
	2025	2024	2025	2024

Net income	443	1,591	123	1,126
Financial expenses, net	271	266	87	102
Income taxes	159	13	49	7
Operating income (EBIT)	873	1,870	259	1,235
Capital loss (gain), beyond the ordinary course of business	(3)	(2)	(1)	(2)
Expenses related to legal contingencies	2	23	2	3
Adjusted EBIT	872	1,891	260	1,236
Adjusted EBIT margin	16%	30%	15%	45%

* The table above may contain slight summation differences due to rounding.

RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA* (U.S. dollars in millions)
	Nine months ended September 30		Three months ended September 30
	2025	2024	2025	2024

Net income	443	1,591	123	1,126
Financial expenses, net	271	266	87	102
Income taxes	159	13	49	7
Depreciation and amortization	972	834	333	295
EBITDA	1,845	2,703	592	1,530
Capital loss (gain), beyond the ordinary course of business	(3)	(2)	(1)	(2)
Expenses related to legal contingencies	2	23	2	3
Adjusted EBITDA	1,844	2,725	593	1,531
Net income margin	8%	25%	7%	41%
Adjusted EBITDA margin	34%	44%	33%	55%

* The table above may contain slight summation differences due to rounding.

RECONCILIATION OF NET CASH GENERATED FROM OPERATING ACTIVITIES TO FREE CASH FLOW* (U.S. dollars in millions)
	Nine months ended September 30		Three months ended September 30
	2025	2024	2025	2024

Net cash generated from operating activities	1,924	2,600	628	1,498
Capital expenditures, net	(137)	(130)	(54)	(44)
Free cash flow	1,787	2,470	574	1,454

* The table above may contain slight summation differences due to rounding.